JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons agrees to the joint filing on behalf of each of them of statements on Schedule 13G, and any amendments thereto, with respect to the shares of the common and variable voting stock, no par value, of Telesat Corporation. The undersigned shall be responsible for the accuracy and completeness of his or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such person knows that such information is inaccurate.

Dated: May 15, 2025

HEARD CAPITAL LLC

By: /s/ William Heard_____
Name: William Heard
Title: Chief Executive Officer

HEARD INVESTMENT MANAGER LLC

By: /s/ William Heard_____
Name: William Heard
Title: Chief Executive Officer

WILLIAM E. HEARD DECLARATION OF TRUST

By: /s/ William Heard_____
Name: William Heard
Title: Sole Trustee

/s/ William Heard_____
William Heard